UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Property Partners L.P.

(Name of the Issuer)

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

BPY Arrangement Corporation

(Name of Persons Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Telephone: (441) 294-3309	Justin B. Beber Brookfield Asset Management Inc. BPY Arrangement Corporation Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Fl. New York, New York 10036 (212) 880-6000	Karrin Powys-Lybbe Torys LLP 79 Wellington St. W. 30th Fl. Toronto, ON M5K 1N2 (416) 865-0400	Mark Gerstein Julian Kleindorfer Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Sheldon Freeman Michelle Vigod Goodmans LLP Bay Adelaide Centre – West Tower 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7 (416) 979-2211	Mark S. Opper David H. Roberts Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,224,601,119.16	$679,103.98

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated based on the market value of limited partnership units of Brookfield Property Partners L.P. (“BPY Units”) (the securities to be acquired as described in this Transaction Statement on Schedule 13E-3) in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as follows: the sum of (i) the product of (w) $17.76, the average of the high and low prices per BPY Unit on April 20, 2021 as quoted on the Nasdaq Stock Market, multiplied by (x) 289,587,416 BPY Units and (ii) the product of (y) $18.50, the average of the high and low prices per BPY Unit on May 24, 2021 as quoted on the Nasdaq Stock Market, multiplied by (z) 58,461,006 BPY Units. The aforementioned estimated number of BPY Units relates to the number of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) to be acquired by the Purchaser Parties (as defined below) pursuant to the transaction in this Transaction Statement on Schedule 13E-3.

** Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,198.90*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: May 28, 2021

Amount Previously Paid: $40,775.00*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: May 27, 2021

Amount Previously Paid: $279,026.47*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: April 26, 2021

Amount Previously Paid: $282,103.61*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: April 26, 2021

*Represents filing fee associated with the acquisition of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) by the Purchaser Parties as described in this Transaction Statement on Schedule 13E-3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (“BAM”), BPY Arrangement Corporation, a corporation organized under the laws of Ontario (“Purchaser Sub” and together with BAM, the “Purchaser Parties”), and Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY” and together with the Purchaser Parties, the “Filing Persons”). BAM, New LP (as defined below) and the Guarantors (as defined below) have filed with the SEC a registration statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) (as amended by Amendments No. 1 and No. 2 to the registration statement on Form F-4 and the final prospectus on Form 424(b)(3), the “Registration Statement”), which includes a circular/prospectus (the “circular/prospectus”), to register under the U.S. Securities Act of 1933, as amended (the “Securities Act”), BAM Shares, New LP Preferred Units and the related Guarantees (each as defined below). The Registration Statement became effective under the Securities Act on June 8, 2021 and the final circular/prospectus was mailed to BPY Unitholders on or about June 17, 2021.

On March 31, 2021, the Purchaser Parties and BPY entered into an Arrangement Agreement (as amended on May 27, 2021, the “Arrangement Agreement”), whereby the Purchaser Parties agreed to acquire, directly and indirectly, among other things, all of the issued and outstanding non-voting limited partnership units of BPY (the “BPY Units”) and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (the “Exchange LP Units,” and together with the BPY Units, the “Units”). A copy of the Arrangement Agreement is attached hereto as Exhibit (d)(1) to this Schedule 13E-3.

Holders of BPY Units (“BPY Unitholders”) will be asked to consider at a special meeting of BPY Unitholders, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated June 7, 2021, as the same may be varied (the “Interim Order”), and, if deemed advisable, approve, with or without variation, a resolution of BPY Unitholders (the “Arrangement Resolution”) and an arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario), as amended, being made pursuant to Arrangement Agreement.

BPY Unitholders will also be asked to consider and, if deemed advisable, approve, with or without variation, a resolution of BPY Unitholders to amend (the “BPY LPA Amendment” and together with the Arrangement and the transactions contemplated by the BPY LPA Amendment and the Arrangement, the “Transaction”) the second amended and restated limited partnership agreement dated August 8, 2013, as amended, of the Partnership to provide for the Arrangement and the grant of dissent rights to registered BPY Unitholders in connection with the Transaction (together with the Arrangement Resolution, the “Transaction Resolutions”). The full text of the Transaction Resolutions is attached as Appendix C to the circular/prospectus.

BPY Unitholders and holders of Exchange LP Units (collectively, “Unitholders”) will have the ability to elect to receive, per Unit, $18.17 in cash, 0.4006 of a class A limited voting share, no par value, of BAM (each, a “BAM Share”), or 0.7268 of a preferred unit to be issued by a subsidiary limited partnership of BPY, Brookfield Property Preferred LP (“New LP”), with a liquidation preference of $25.00 per unit (“New LP Preferred Unit”), in each case, subject to pro-ration as described in the circular/prospectus. The New LP Preferred Units will be guaranteed (the “Guarantees”) by BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (collectively, the “Guarantors”). If Unitholders collectively elect to receive in excess of $500 million in liquidation preference of New LP Preferred Units, the amount of New LP Preferred Units can increase to a maximum of $1.0 billion in liquidation preference, offset against the maximum amount of BAM Shares. The maximum amount of cash consideration would not be affected.

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A special meeting of BPY Unitholders (the “Meeting”) will be held virtually to consider the Transaction Resolutions. Pursuant to the amended and restated limited partnership agreement of BPY, the Interim Order, and the provisions of applicable Canadian securities laws, the requisite approval for the Transaction Resolutions will require the affirmative vote of: (i) the holders of at least a majority of the BPY Units represented in person or by proxy at the Meeting (the “Standard Approval Threshold”) and (ii) the holders of at least a majority of the BPY Units represented in person or by proxy at the Meeting, excluding (A) the votes of BPY Units held directly or indirectly by BAM and its subsidiaries (including BPY) and (B) other votes required to be excluded for the purposes of “minority approval” under applicable Canadian securities laws (the “Majority of the Minority Threshold”). BAM and its subsidiaries (including BPY) beneficially own BPY Units entitled to 31.3% of the votes that may be cast towards achieving the Standard Approval Threshold but such BPY Units will not be entitled to cast any votes towards achieving the Majority of the Minority Threshold. Additionally, the votes of Canadian Taxable Holders (as defined in the circular/prospectus), if any, would also be excluded for purposes of achieving the Majority of the Minority Threshold.

Item 15. Additional Information.

(c) Other Material information.

Item 15(c) of this Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

On June 8, 2021, BAM announced that it has set June 18, 2021 as the record date for the previously announced special dividend of class A exchangeable limited voting shares of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”). On June 28, 2021, the holders of BAM Shares of record as of June 18, 2021 will be entitled to receive one class A exchangeable limited voting share of Brookfield Reinsurance for every 145 BAM Shares held. Consequently, in accordance with the Arrangement Agreement signed in connection with the Transaction and subject to pro-ration, BPY Unitholders will now have the ability to elect to receive, per BPY Unit, $18.17 in cash, 0.4006 of a BAM Share, or 0.7268 of a New LP Preferred Unit, with a liquidation preference of $25.00 per unit.

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Item 16. Exhibits.

Item 16 of this Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(7)	Press release issued by BPY, dated June 17, 2021 (filed herewith)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2021	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: June 17, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

Dated: June 17, 2021	BPY ARRANGEMENT CORPORATION

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Senior Vice President